UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSTUANT TO REGULATION A OF THE
SECURITIES ACT OF 1933

For the year ended December 31, 2021

Fisher Wallace Laboratories, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11229

Delaware	84-2859247
(State or other jurisdiction of incorporation or organization)	(Employer Identification Number)

630 Flushing Avenue – Box 84 Brooklyn, NY 11206	800-692-4380
(Address of principal executive offices)	(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “the company” or “us” or “we” refers to  Fisher Wallace Laboratories, Inc.

Forward-Looking Statements

This Annual Report on Form 1-K may contain forward-looking statements relating to, among other things, the company, its business plan and strategy, and its industry. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will,” , “draft”, “initial”, “future”, or the negative of these terms or other variations and similar expressions or statements regarding future periods are intended to identify forward-looking statements. Any such statements reflect management’s current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause actual results to differ materially. Any forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report. Certain important risk factors that could cause actual results to differ materially from those in any forward-looking statements are described in the section labeled “Risk Factors” within our Offering Circular filed with the Securities & Exchange Commission on September 3, 2020, as

ITEM 1. BUSINESS

This discussion should be read in conjunction with (1) the other sections of this Report, including, but not limited to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the attached Financial Statements and related exhibits, and (2) our Offering Circular for our Regulation A+ offering, including, but not limited to, the sections titled "Risk Factor," and the Supplements to our Regulation A+ Offering Circular. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Report and the Offering Circular.

Summary

Fisher Wallace manufactures and markets transcranial alternating current stimulation (“tACS”) medical devices, also known as Cranial Electrotherapy Stimulation devices, for the treatment of depression, anxiety and/or insomnia. Our flagship medical device, the Fisher Wallace Stimulator®, has been cleared by the FDA for the treatment of depression, anxiety and/or insomnia. We are currently developing Version 2.0 of our technology that is scheduled to be released in 2023 under a new brand name.

Our technology has been shown in published clinical studies to stimulate neurochemical production and lower cortisol, as well as reduce the symptoms of depression, anxiety and insomnia. Patients use the device at home for 20 minutes per treatment session and, in clinical trials and practice, the majority of patients experience durable symptom reduction within the first two weeks of treatment.

We believe the depression, anxiety and insomnia treatment markets are inadequately served by drug therapy and behavioral therapy which provide low to modest efficacy at high cost and side effect rate and require significant provider administration and patient engagement. We compete with these standards of care by offering an easy-to-use, low-risk, effective and affordable treatment option that may be prescribed via telehealth and shipped directly to patients.

The customer base for our devices is large and growing, and we believe that the demand for mental health treatment will remain high for the foreseeable future. We sell our product directly through our website, www.fisherwallace.com, and to date have sold more than 80,000 devices, generating more than $30 million in lifetime revenue.

We have invested millions of dollars in clinical research and product development over the past three years with the goal of obtaining new FDA Approval and Clearances to treat specific diagnosed conditions, as well as releasing a Version 2 device with improved industrial design in 2023. We are also developing our first mobile app to support our customers with symptom tracking, cognitive performance tracking, and talk therapy - these services also provide an opportunity for Fisher Wallace to generate significant recurring revenue.

Government Regulation

The Fisher Wallace Stimulator, previously branded the Liss Cranial Stimulator, has been legally marketed in the United States since 1990 when it received 510k clearances from the United States Food & Drug Administration (the “FDA”) for the treatment of depression, anxiety and insomnia. On December 20, 2019, FDA published a Final Order on the Federal Register that required Fisher Wallace Laboratories to perform additional clinical research for each indication and submit the results to FDA by the Agency’s submission deadline in order to continue marketing the device for depression, anxiety and insomnia; additionally, the submissions could support changing the regulatory status of the device from “FDA-Cleared” to “FDA-Approved” should the Agency determine that our new depression safety and effectiveness data meets the requirements of Pre-Market Approval (“PMA”). After several submission deadline extensions granted as a result of the COVID-19 pandemic, the FDA provided an ultimate submission deadline of March 19, 2021, for anxiety and insomnia data, and December 11, 2022 for new depression data. We submitted new anxiety and insomnia data by the March deadline, and is currently running a depression study to meet the December 2022 deadline.

We expect the FDA to render final Clearance and Approval decisions regarding our submissions by mid 2023. We have high confidence in obtaining new FDA-Clearance for the treatment of Generalized Anxiety Order at a minimum, but there is a possibility that the FDA ultimately does not accept our data and could deny Fisher Wallace the means to market its technology for the treatment of depression, anxiety and/or insomnia in the United States, and this would have a material adverse effect on our business.

Employees

We currently have 8 full-time employees and 5 part-time employees. We also work with dozens of consultants and freelancers, allowing us to maintain a low full-time head-count.

Property

Our corporate headquarters is located at 630 Flushing Avenue, Brooklyn – Box 84, New York, where we lease 2100 square feet of office space under a 2-year lease for $ 7,190 per month.

Legal Proceedings

In 2021, a former email marketing freelancer filed a lawsuit against us in Small Claims Court in New York City seeking $4,305 in unpaid fees for marketing services provided to us. We believe these charges are fraudulent and replied to the Court on a timely basis. This claim is still ongoing. An online publication has also filed a claim in New York City civil court in 2022 seeking $20,000 in unpaid fees for online advertising. We believe these charges are also fraudulent and we are in the process of responding to the claim through our legal counsel. Aside from these two claims, we are currently not a party to or involved in any other litigation, and our management is not aware of any other pending or threatened legal actions.

Intellectual Property

Our flagship product, the Fisher Wallace Stimulator®, uses technology that was protected by a patent which has expired. We are developing new intellectual property, specifically, a new wearable embodiment of our technology for which we plan to file a patent application by early 2022, however, a final patent may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. We may seek additional intellectual property protection in the course of our development of new products and subsequent versions of our products. We currently own trademarks for our brands, including, Fisher Wallace Stimulator®, Circadia® and Kortex®, and their respective domain names.

Competitors and Industry

Our products primarily compete with drug therapy and behavioral therapy, however, our products may be used in conjunction with these standards of care. Additional competitive technologies include transcranial magnetic stimulation, vagal nerve stimulation, and other forms of cranial electrotherapy stimulation. Many of our competitors have more access to capital and marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the twelve-month period ended December 31, 2021 (the “2021 Annual Period”), and the twelve-month period ended December 31, 2020 (the “2020 Annual Period”) should be read in conjunction with our audited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on August 23, 2019, and our headquarters are located in New York, New York. Our predecessor-in-interest, Fisher-Wallace Laboratories, LLC, sold us substantially all of its assets in September 2019. We manufacture and market wearable medical devices for the treatment of depression, anxiety and insomnia. Our flagship product, the Fisher Wallace Stimulator® is currently approved in the United States, Europe, Canada, Mexico and Brazil to treat depression, anxiety and insomnia. See “Risk Factors – As a result of government regulation, we may be unable to sell our devices in the United States in the future.”

Results of Operation

Revenue

For the 2021 Annual Period our net revenue was $4,230,290 compared to $4,250,866 for the 2020.

Cost of Goods Sold

For the 2021 Annual Period, our cost of goods sold was $623,703 compared to $970,761 for the 2020 Annual Period. The decrease in our cost of goods sold during 2021, is primarily as a result of our migration of contract manufacturing from the United States to China.

Gross Margin

For the 2021 Annual Period, our gross margin was $3,606,587 compared to $3,280,105 for the 2020 Annual Period. The increase in gross margin is primarily as a result of our migration of contract manufacturing from the United States to China.

Operating Expenses

Our operating expenses consist of advertising and marketing expenses, and general and administrative expenses. For the 2021 Annual Period, our operating expenses were $6,770,115, including $3,229,171 for advertising and marketing, $1,464,475 for general and administrative and $2,076,469 for research and development.   For the 2020 Annual Period, our operating expenses were $5,021,681, including $3,261,001 for advertising and marketing, which included significant advertising required for clinical trial recruitment, $1,411,054 for general and administrative, and $349,626 for research and development.  Clinical trial related costs included recruitment advertising, hundreds of patient interviews by board-certified psychiatrists, consultants, legal fees, and the cost of devices for each study.

Operating expenses increased significantly in 2021 as a result of our clinical trials to meet FDA regulatory requirements.

Loss From Operations

Our loss from operations were $3,163,528 for the 2021 Annual Period, compared to $1,741,576 for the 2020 Annual Period. The significant increase in loss from operations is primarily as result of our increased research and development expenses related to our clinical trials.

Other Expenses

Other Expenses for the 2021 Annual Period were $98,513, including, $147,493 in interest expenses related to our various credit lines, and a gain of $48,620 related to the forgiveness of our Paycheck Protection Program Loan. For the 2020 Annual Period, our other expenses were $80,559, most of which is attributable to interest expense related to our various credit lines.

Net Loss

Our net operating loss for the 2021 Annual Period was $3,262,291, compared to a net operating loss of $1,823,732, for the 2020 Annual Period. Our losses largely reflect our investment in research and development, and primarily our clinical trials.

Liquidity and Capital Resources

Since our inception we have raised an aggregate of $8.2 million, through various securities offerings, which we have used for operations. As of December 31, 2021, we had $1,929,380 in cash and cash equivalents, compared to $695,749 as of December 31, 2020. As of March 31, 2021, we had approximately $400,000 in cash on hand. Assuming sales do not decline and our costs do not increase we have sufficient operating capital to continue our operations indefinitely, unless any unforeseen events arise.

We may incur significant additional costs in finalizing the development of our new product, and in production, marketing, sales and customer service, and intend to continue to fund our operations, in part, through funds received from our Regulation CF offering, and additional debt and/or equity financings as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and marketing, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

In March and June 2020, we entered into accounts receivable loan agreements with Shopify Capital, Inc. Under the agreements, we received $195,000 and $310,000, respectively, and assigned $206,700 and $334,800, respectively, of Company’s future receivables. The daily payment is 17% of Company’s receivables, received through our Shopify ecommerce platform. We repaid these loans in full in 2020 and incurred $36,500 interest expense for the year ended December 31, 2020. We had new accounts receivable loan agreement with Shopify Capital, Inc. on October 29, 2020. Under this agreement, we received $410,000 and assigned $463,300 of Company’s future receivables. The daily payment is 17% of Company’s receivables, received through our Shopify ecommerce platform. We recorded discount on this loan amounting to $53,300, to be amortized to interest expense over the life of the loan. Our SMBA and other bank accounts associated with Shopify services accounts and all personal properties are used as collateral for this loan. As of December 31, 2020, the balance of this loan and unamortized discount amounted to $351,940 and $45,752, respectively. We repaid these loans in full in 2021 and incurred $45,752 and $7,548 of interest expense for the years ended December 31, 2021 and 2020, respectively.

On June 11, 2021, we entered into a new accounts receivable loan agreement with Shopify Capital, having the same terms and conditions with the previous loan agreements. We received $350,000 and assigned $395,500 of Company’s future receivables, with daily repayment of 17% of Company’s receivables, received through our Shopify ecommerce platform. We recorded discount on this loan of $45,500, to be amortized to interest expense over the life of the loan. Balance of this loan amounted to $18,863 and unamortized discount amounted to $2,452 as of December 31, 2021. Interest expense recognized on this loan amounted to $43,048 for the year ended December 31, 2021.

On October 26, 2021, we entered into a new accounts receivable loan agreement with Shopify Capital, having the same terms and conditions with the previous loan agreements. We received $295,000 and assigned $333,350 of Company’s future receivables, with daily repayment of 17% of Company’s receivables, received through our Shopify ecommerce platform. We recorded discount on this loan amounting to $38,350, to be amortized to interest expense over the life of the loan. No payment was made as of December 31, 2021 on this loan and no interest expense was recognized for the year ended December 31, 2021. Balance of this loan amounted to $295,000 and unamortized discount amounted to $38,350 as of December 31, 2021.

On December 16, 2020, we entered into a loan agreement with Clear Finance Technology Corp. (Clearbanc), pursuant to which Clearbanc paid our bills for advertising expenses to Google and Facebook amounting to $242,346 and $82,654, respectively, for a total of $325,000. Under this agreement, we assigned $364,000 of our future receivables due for payment to Clearbanc, based on 20% of our future receivables collected on a daily basis. We recorded discount on this loan amounting to $39,000, to be amortized to interest expense over the life of the loan. As of December 31, 2020, balance of this loan and unamortized discount amounted to $325,000 and $39,000, respectively.

On February 24, 2021, this loan was restructured, and we received additional loans of $150,000 after payment of $54,172 of principal on the loan. The new loan principal amount was $420,828 with a discount of $18,000. On April 28, 2021, the loan was again restructured, and we received an additional loan of $200,000 after a principal loan repayment of $156,005. The new loan principal amount was $464,823 with a discount of $24,000 to be amortized over the life of the loan. The loan balance as of December 31, 2021 was $157,605 and total interest expense recognized on this loan for the year ended December 31, 2021 amounted to $29,430. The unamortized discount as of December 31, 2021 amounted to $7,743.

In May 2020, we obtained a Paycheck Protection Program (PPP) loan from American Express National Bank amounting to $48,182. The loan is subject to interest of 1% per annum and is payable in 18 monthly installments after a deferral of 6 months. Monthly payments are calculated on a 2-year amortization basis and the balance will be payable at its maturity date on April 21, 2022. Loan balance amounted to $48,182 as of December 31, 2020. The Company filed for loan forgiveness in accordance with the CARES Act provision and received the approval on April 8, 2021. The Company recognized this loan and interest accruing on the loan amounting to $437 as income from loan forgiveness in the consolidated statements of operations for a total of $48,620.

During 2017 and 2018, Charles A. Fisher, our chairman, chief financial officer and secretary, made $576,525 in loans to Fisher-Wallace Laboratories, LLC, our predecessor-in-interest, which loans were assumed by us as of January 1, 2020. Interest at a rate of 5% per annum commenced accruing on the loans on January 1, 2020. The loans have no set maturity dates, however, we have agreed to use 10% of the proceeds of any financings, including the proceeds of our current Regulation A+ Offering, to pay down such loans. No portion of this loan has been repaid.

Plan of Operations

Throughout the remainder of 2022, we intend to focus on completing development of Version 2 of our product and the clinical research required to obtain new FDA approval. The extent to which we will be able to meet these goals depends upon the funds raised in this offering.

ITEM 3.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees
Kelly Roman	Chief Executive Officer and Director	48	August 2019 – Present	Full Time

Charles A. Fisher	Chief Financial Officer, Secretary and Director	66	August 2019 – Present	Full Time
Simon Webster	Director	52	December 2021 - Present	Part Time

There are no arrangements or understandings between executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Kelly Roman, has served as our chief executive officer and director since our inception in August 2020. As Chief Executive Officer, Mr. Roman is responsible for our strategy and execution, with a focus on advertising, email marketing, content, product development, regulatory affairs, and clinical trial strategy. Since July 2009, Mr. Roman served as the Chief Executive Officer of our predecessor organization, Fisher-Wallace Laboratories, LLC, a New York limited liability company. Mr. Roman graduated from Harvard College, and served as an award-winning executive in the digital advertising (Nielsen) and SaaS industries (Oddcast). He currently serves on the boards of two public charter high schools in New York City.

Charles A. Fisher, has served as our Chairman, Chief Financial Officer and Secretary since our inception in August 2019. As Chief Financial Officer, Mr. Fisher manages device manufacturing, inventory, office staff, public relations, financial controls, and governmental reporting. Since January 2007, Mr. Fisher has served as the manager and Chief Financial Officer of our predecessor organization, Fisher-Wallace Laboratories, LLC, a New York limited liability company. Mr. Fisher is a graduate of Harvard College, and an entrepreneur with extensive career experience in building consumer products companies.

Simon Webster, has served as a director since December 2021. Since March 2021, Mr. Webster has served as Chief Executive Officer of SHUFL Venture Capital LTD., a venture capital firm focusing on investments in sleep, health, fitness and leisure. Between November 2019 and March 2021, Mr. Webster served as Group Chief Executive Officer of CPA Global, an IP services and consulting business, and served as the Chief Executive Officer of CPA Global between October 2015 and November 2019. Since November 2021, he has served as a Director of Jersey Bulls Football Club.

Compensation

The table below reflects the annual compensation paid by us and our predecessor-in-interest, to our only officers and directors during the fiscal year ended December 31, 2021:

Name	Capacities in which compensation received	Cash Compensation	Other Compensation (1)	Total Compensation
Kelly Roman 630 Flushing Avenue– Box 84 Brooklyn, NY 11206	Chief Executive Officer and Director	$186,890	$32,754	$219,644

Charles A. Fisher 630 Flushing Avenue – Box 84 Brooklyn, NY 11206	Chief Financial Officer, Secretary and Director	$0	$9,247	$9,247

(1)	Constitutes health insurance premiums.

The directors do not receive any compensation for their service as directors.

We are not parties to employment agreements with any of our officers and we expect to maintain the same compensation levels during 2021. Mr. Roman’s salary has increased to $225,000 for 2022.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding Class A Common Stock (which are our only voting securities) as of March 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding Class A Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership		Amount and nature of beneficial ownership acquirable		Percent of class
Class A Common Stock	Charles A. Fisher 630 Flushing Avenue – Box 84 Brooklyn, NY 11206	3,900,000	(1)	0		56%

Class A Common Stock	Kelly Roman 630 Flushing Avenue – Box 84 Brooklyn, NY 11206	1,380,000	(2)			20%

Class A Common Stock	Simon Webster (3)	0		913,809	(4)	13%

Class A Common Stock	All directors and officers as a group (2 persons)	5,280,000		913,809		89%

(1)	Class A Common Stock owned by Fisher-Wallace Laboratories, LLC, a New York limited liability company, of which Mr. Fisher holds 65% of the membership interests.
(2)	Class A Common Stock owned by Fisher-Wallace Laboratories, LLC, a New York limited liability company, of which Mr. Roman holds 23% of the membership interests.
(3) (4)

Mr. Webster is Chief Executive Officer of SHUFL Venture Capital Ltd., which holds 913,809 shares of Series

Seed Preferred Stock.

Represents Series Seed Preferred Stock convertible into Class A Common Stock as of the date hereof, on a one-for-one basis.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In December 2021, we engaged in an offering under Rule 4(1)(a) of the Securities Act, pursuant to which we sold 456,905 shares of Series Seed Preferred Stock for $2.7358 per share or an aggregate offering price of $1,250,000, to SHUFL Venture Capita LTD.  Upon the closing of such offering, Simon Webster, the Chief Executive Officer of SHUFL Venture Capital LTD., was appointed a director.  Pursuant to the exercise of an option by the holders of Series Seed Preferred Stock In March 2022, we sold an additional 456,904 shares of Series Seed Preferred Stock to such holders in exchange for $2.7358 per share or an aggregate offering price of $1,250,000.

During 2017 and 2018, Charles A. Fisher, our chairman, chief financial officer and secretary, made various loans to Fisher-Wallace Laboratories, LLC, in the aggregate amount of $576,525, which commenced accruing interest on January 1, 2020. The most recent advance of $50,000 was made in May 2019. As of December 31, 2020, the cumulative loan balance was $576,525.00 (the “Fisher Debt”).  Pursuant to an Asset Purchase Agreement entered into in or about September 2019, Fisher-Wallace Laboratories, LLC, sold us substantially all of its assets in exchange for 5,999,999 shares of our Class A Common Stock. We assumed all of the liabilities of Fisher-Wallace Laboratories, LLC, including, the Fisher Debt. As part of the Asset Purchase Agreement, we agreed that we would use 10% of the proceeds of any future financing to pay down the Fisher Debt. No funds under this loan have been repaid.

ITEM 6. OTHER INFORMATION

Amended and Restated Certificate of Incorporation

On December 22, 2022, in connection with the sale of 913,809 shares of Series Seed Preferred Stock for $2.7358 per share, or an aggregate investment of $2,500,000, we filed an Amended and Restated Certificate of Incorporation pursuant to which it (a) increased the authorized number of shares to (a) 6,920,000 shares of Class A Voting Common Stock, 2,230,000 shares of Class B Non-Voting Common Stock, and 913,809 shares of Series Seed Preferred Stock having the rights, preferences and privileges set forth below. As of March 31, 2022, there were 6,000,000 outstanding Class A Shares, 1,204,739 Class B Shares, and 913,809 shares of Series Seed Preferred Stock. We also had an outstanding warrant to purchase 37,557 Class B Shares having an exercise price of $6.21 per share, and options to purchase 68,096 Class A Shares having an outstanding exercise price of $2.42 per share. We have also agreed to issue certain new employees options to purchase 84,493 Class A Shares, and option to purchase 33,798 shares, having an exercise price equal to the fair market value of our shares which are being established pursuant to a 409A valuation being conducted of the Company as of December 31, 2021.

Liquidation Preference

In the event of any liquidation or winding up of the Company, or a merger, consolidation or sale of substantially all of the assets of the Company (a "Deemed Liquidation Event"), the holders of Series Seed Preferred shall be entitled to receive, prior to and in preference to the holders of Common Stock, an amount equal to the greater of (i) the Original Issue Price (as defined below) for each share of Series Seed Preferred, plus any declared but unpaid dividends, and (ii) such amount per share as would have been payable had each such share been converted into Class A Common Stock immediately prior to such liquidation, winding up or Deemed Liquidation Event)(the "Series Seed Liquidation Amount"). The "Original Issue Price" is $2.7538, and is subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Stock, and certain issuances of securities at below the Original Issue Price (See Anti-Dilution Adjustments below).

After the payment of the Series Seed Liquidation Amount to the holders of Series Seed Preferred, the remaining assets of the Company will be distributed ratably to the holders of Common Stock.

Conversion

Each share of Series Seed Preferred shall be automatically converted into Class A Common Stock at the then-applicable conversion rate (i) in the event that the holders of a majority of the Series Seed Preferred (the “Preferred Majority”) consents to such conversion, or (ii) upon the closing of an underwritten public offering on a firm commitment basis, resulting in aggregate net proceeds to the Company (after underwriting discounts and commissions) of not less than $20 million, based on a pre-money valuation of the Company of not less than $50 million. The conversion price applicable to each share of Series Seed Preferred Stock equals the Original Issue Price, however, is subject to broad-based weighted average anti-dilution for certain future issuances of securities at an issuance price, or, with respect to convertible securities, having a conversion price, below the Original Issue Price.

Dividend Preference

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of Series Seed Preferred Stock pursuant to this paragraph shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The right to receive dividends on shares of Series Seed Preferred Stock are not cumulative, and no right to dividends shall accrue to holders of Series Seed Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

Director Appointment Rights

The holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) of the three directors of the Company (the "Series Seed Director").

Protective Provisions

At any time when at least 25% of shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) are outstanding, the Company may not do any of the following without the written consent or affirmative vote of a majority of the outstanding shares of Series Seed Preferred Stock:

(1)	liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation;
(2)	effect an initial public offering;
(3)	amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Stock;
(4)	create, or authorize the creation of, or issue any additional class or series of capital stock unless the same ranks junior to the Series Seed Preferred Stock or increase the authorized number of shares of any existing class, or create any new class or series of, capital stock, unless the same ranks junior to the Series Seed Preferred Stock;
(5)	(i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Seed Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series Seed Preferred Stock in respect of such right, preference or privilege, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series Seed Preferred Stock in respect of any such right, preference or privilege;
(6)	purchase or redeem or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series Seed Preferred Stock, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other service providers or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof, or (iv) as approved by the Board of Directors, including the approval of the Series Seed Director;
(7)	create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $500,000, other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course or unless such debt security, lien, security interest or other indebtedness has received the prior approval of the Board of Directors, including the approval of the Series Seed Director;
(8)	create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;
(9)	increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth; or
(10)	any time during the 24-month period following the last sale of Series Seed Preferred Stock amend the operating plan, in any material manner, required to be created by the Company pursuant to the Series Seed Stock Purchase Agreement.

Preemptive Rights

The holders of Series Seed Preferred Stock have the preemptive right to participate in any future sales of securities by the Company (subject to customary exclusions), on a pro rata basis based on such holder's ownership percentage of Common Stock of the Company prior to such sales (on a fully diluted basis including any shares of Common Stock issuable or issued upon conversion of shares of Series Seed Preferred and exercise of all authorized options).

Right of First Refusal

The Company first and the Investor second will have a pro rata right of first refusal with respect to any shares of Common Stock of the Company proposed to be transferred by any of our founding stockholders (the "Founding Stockholders").

Tag Along Rights

The holders of Series Seed Preferred Stock have a tag-along (co-sale) right with respect to the sale of any shares of Common Stock of the Company proposed to be transferred by Founding Stockholders, which would result in a Change of Control.

Registration Rights

The holders of Series Seed Preferred Stock are entitled to registration rights if and to the extent they are granted to any future stockholder.

Information Rights

Prior to a Qualified IPO, the Company shall provide to the Investor: (i) unaudited annual financial statements within 120 days after the end of each fiscal year, (ii) unaudited quarterly financial statements within 45 days after the end of each of the first three fiscal quarters of each fiscal year, (iii) management projections and budgets quarterly and annually one month prior to the start of each year. In addition each holder of Series Seed Preferred Stock has the right to inspect our properties, books and records.

Anti-Dilution Protection

Pursuant to the Amended and Restated Certificate of Incorporation, the holders of Series Seed Preferred Stock have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Series Seed Preferred Stock, or $2.7358 per share (as may be adjusted pursuant to our Amended and Restated Certificate of Incorporation).

Amendment to Amended and Restated Certificate of Incorporation

On March 21, 2022, the Company filed an Amendment to its Amended and Restated Certificate of Incorporation pursuant to which it (a) increased the authorized number of shares to (a) 7,100,000 shares of Class A Voting Common Stock, 2,350,000 shares of Class B Non-Voting Common Stock.

Side Letter Agreement with Series Seed Preferred holders

On March 20, 2022, pursuant to a Side Letter Agreement entered into between the Company and the Series Seed Preferred holders, if as a result of shares sold in this Offering (and compensatory equity issued to StartEngine in connection with such shares), the Series Seed Preferred holders hold less than 9.88% of the outstanding Common Stock of the Company, on a fully diluted basis, the Company shall amend the Series Seed Purchase Agreement and its Certificate of Incorporation, to (a) adjust the (1) Series Seed Per Share Purchase Price, (2) the Series Seed Original Issue Price and (3) the Series Seed Conversion Price and (b) increase the number of authorized shares of Series Seed Preferred Stock, Common Stock and Class A Voting Common Stock, such that, after taking into account any shares of Common Stock sold in this Offering (and any compensatory equity issued to StartEngine in connection with such shares), the number of shares of Series Seed Preferred Stock issued to the Series Seed Preferred holders, and the number of shares of Class A Common Stock underlying the Series Seed Preferred Stock, equals a number of shares of Class A Common Stock that represents, on a fully diluted basis, 9.88% of the outstanding Common Stock of the Company, after giving effect to the shares sold in the Offering (and any compensatory equity issued to StartEngine in connection with such shares).

ITEM 7. FINANCIAL STATEMENTS

Fisher Wallace Laboratories, Inc.

(Delaware Corporation)

Consolidated Financial Statements

December 31, 2021 and 2020

Fisher Wallace Laboratories, Inc.

INDEPENDENT AUDITOR’S REPORT

April 15, 2022

To: Board of Directors, Fisher Wallace Laboratories, Inc.

Re: 2020-2019 Consolidated Financial Statement Audit

We have audited the accompanying consolidated financial statements of Fisher Wallace Laboratories, Inc. (the “Company”), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, stockholders’ equity/deficit, and cash flows for the calendar years thus ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021and 2020, and the consolidated results of its operations, shareholders’ equity/deficit and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the notes to the financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, Colorado

April 15, 2022

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2021 and 2020

	December 31,	December 31,
	2021	2020
ASSETS
Current Assets:
Cash in banks	$1,929,380	$695,749
Accounts receivable	-	2,302
Inventories	33,690	141,900
Security Deposit	21,167	-
Other current assets	15,166	13,408
Total Current Assets	1,999,403	853,359

TOTAL ASSETS	$1,999,403	$853,359

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$418,483	$331,358
Accrued expenses	74,488	37,174
Loans payable, net of unamortized discount	471,468	725,122
Other current liabilities	1,759	369
Total Current Liabilities	966,198	1,094,023

Non-Current Liabilities:
Due to related party	576,525	620,416
Total Non-Current Liabilities	576,525	620,416

Total Liabilities	1,542,723	1,714,439

Stockholders' Equity (Deficit):
Series Seed Preferred Stock, $0.0001 par value, 913,809 shares authorized, 456,905 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively.	46	-
Class A voting common stock, $0.0001 par value, 6,920,000 and 8,000,000 shares authorized, 6,000,000 and 6,000,000 shares issued and outstanding as of December 31, 2021 and 2020, all respectively.	600	600
Class B nonvoting common stock, $0.0001 par, 2,230,000 and 2,000,000 shares authorized, 1,196,273 and 593,118 shares issued and outstanding as of December 31, 2021 and 2020, all respectively.	119	59
Additional paid-in capital	6,552,968	2,027,032
Class B common stock subscriptions receivable	(73,284)	(127,293)
Accumulated deficit	(6,023,769)	(2,761,478)
Total Stockholders' Equity (Deficit)	456,680	(861,080)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$1,999,403	$853,359

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2021 and 2020

	December 31,	December 31,
	2021	2020
Net sales	$4,230,290	$4,250,866
Cost of goods sold	(623,703)	(970,761)
Gross profit	3,606,587	3,280,105

Operating Expenses:
Advertising and marketing	3,229,171	3,261,001
General and administrative expenses	1,464,475	1,411,054
Research and development	2,076,469	349,626
Total Operating Expenses	6,770,115	5,021,681

Loss from operations	(3,163,528)	(1,741,576)

Other Expenses:
Gain from loan forgiveness	48,620	-
Interest expense	(147,493)	(80,559)
Other income	360	-
Total Other Expenses	(98,513)	(80,559)

Provision for income tax	250	1,597

Net Loss	$(3,262,291)	$(1,823,732)

Weighted-average vested common shares outstanding:
- Basic and Diluted	6,960,252	6,349,768

Net loss per common share
- Basic and Diluted	$(0.47)	$(0.29)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY/(DEFICIT)

For the years ended December 31, 2021 and 2020

	Series Seed Preferred Stock		Class A - Common Stock		Class B - Common Stock		Additional	Subscriptions	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-In Capital	Receivable	Deficit	Equity (Deficit)
Balance as of December 31, 2019	-	-	6,000,000	$600	204,538	$20	$658,713	$(68,388)	$(937,746)	$(346,801)
										-
Issuance of Class B common stock from reg CF offering	-	-	-	-	232,399	23	660,515	68,388	-	728,926
Issuance of Class B common stock from reg A offering	-	-	-	-	156,181	16	973,437	(127,293)	-	846,160
Offering costs	-	-	-	-	-	-	(265,633)	-	-	(265,633)
Net income (loss)	-	-	-	-	-	-	-	-	(1,823,732)	(1,823,732)
Balance at December 31, 2020	-	-	6,000,000	600	593,118	59	2,027,032	(127,293)	(2,761,478)	(861,080)

Issuance of Series Seed Preferred Stock	456,905	46	-	-	-	-	1,249,954	-	-	1,250,000
Issuance of Class B common stock from Reg A offering	-	-	-	-	603,155	60	3,691,002	54,009	-	3,745,071
Offering costs	-	-	-	-	-	-	(539,019)	-	-	(539,019)
Issuance of warrants	-	-	-	-	-	-	118,418	-	-	118,418
Stock-based compensation	-	-	-	-	-	-	5,580	-	-	5,580
Net income (loss)	-	-	-	-	-	-	-	-	(3,262,291)	(3,262,291)
Balance at December 31, 2021	456,905	$46	6,000,000	$600	1,196,273	$119	$6,552,968	$(73,284)	$(6,023,769)	$456,680

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021 and 2020

	2021	2020
Cash Flows from Operating Activities
Net Loss	$(3,262,291)	$(1,823,732)
Adjustments to reconcile net loss to net cash used in operating activities:
PPP loan forgiveness	(48,620)	-
Stock-based compensation	5,580	-
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable	2,302	28,258
(Increase)/decrease in inventories	108,210	(135,191)
(Increase)/decrease in security deposit	(21,167)	-
(Increase)/decrease in other current assets	(1,757)	617
Increase/(decrease) in accounts payable	87,125	254,933
Increase/(decrease) in accrued expenses	37,315	37,174
Increase/(decrease) in other current liabilities	1,390	(35,360)
Increase/(decrease) in due to related party	(43,891)	(5,109)
Net Cash Used in Operating Activities	(3,135,805)	(1,678,410)

Cash Flows from Financing Activities
Proceeds from loans	995,000	1,288,182
Loan repayments	(1,200,035)	(563,060)
Proceeds from issuance of Series Seed Preferred Stock	1,250,000	-
Proceeds from issuance of Class B common stock	3,745,071	1,575,087
Offering costs	(420,600)	(265,633)
Net Cash Provided by Financing Activities	4,369,436	2,034,575

Net Change In Cash	1,233,631	356,165

Cash at Beginning of Period	695,749	339,584
Cash at End of Period	$1,929,380	$695,749

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$118,667	$7,685
Cash paid for income taxes	$-	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Fisher Wallace Laboratories Inc. (the “Company”), is a corporation formed on August 23, 2019 in the State of Delaware. Fisher Wallace Laboratories LLC (the “LLC”), a Delaware limited liability company organized on December 29, 2006 under common ownership and control as the Company. In September 2019, the LLC Company merged with the Company in an acquisition transaction, whereby the owners of the LLC Company agreed to exchange 100% of the interests in the LLC Company for 6,000,000 shares of Company’s Class A Common Stock.

The LLC Company contributed substantially all of its assets including cash, accounts receivable, inventories, intangible assets, accounts payable and other obligations to the Company. The Company began its commercial operations with the contributed net assets of LLC in November 2019. The Company’s headquarters are located in New York, NY.

The Company manufactures (through a subcontractor in China) a cranial electrotherapy stimulation device, the Fisher Wallace Stimulator, which is FDA cleared for the treatment of depression, anxiety, and insomnia. The device was invented by two electrical engineers, Saul and Bernard Liss, in the 1980’s, and has been on the market as an FDA sanctioned device since 1991. The device uses a mild form of alternating current to stimulate key neurotransmitters, including dopamine, serotonin and beta-endorphin, and also lowers cortisol, the stress hormone.

The Fisher Wallace Stimulator restores sleep and improves mood by using patented radio frequencies to gently stimulate the brain's production of serotonin, beta-endorphin, and other key neurochemicals. Multiple published studies, including studies performed at Harvard Medical School, have proven the safety and effectiveness of the device. Patients typically use the device twice a day for twenty minutes (once in the morning and once before bedtime). The device causes no serious side effects and is safe to use while taking medication.

The Fisher Wallace Stimulator is sold primarily to consumers directly by the Company, as well as to a handful of distributors. Most of the distributors are located in the US, there is one in Mexico, and several are in Europe.

The Company have a CE/ISO mark which allows it to sell in Europe and Mexico (COFAPRISE).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, these consolidated financial statements include all accounts of Fisher Wallace Laboratories Inc. and Fisher Wallace Laboratories, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. The carrying amounts reported in the balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. Bank deposit accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, the Company’s cash balances exceeded federally insured limits by $1,612,494 and $423,732, respectively.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  The Company has determined an allowance on its accounts receivable is not necessary as of December 31, 2021 and 2020.

Inventories

Inventories are stated at the lower of cost or market and accounted for using the First In First Out (FIFO) method. As of December 31, 2021 and 2020, the Company’s inventory balances amounting to $33,690 and $141,900, respectively, consisted primarily of medical devices. The Company regularly evaluates inventory for possible impairment and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in costs of net revenues in the consolidated statements of operations. The Company records no impairment and obsolescence reserves against its inventory balances as of December 31, 2021 and 2020.

Patents

The Company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years. The Company’s patent was acquired in 2019 from LLC in the capital contribution of the Company. While the management believes the patent to be an integral part of the Company’s commercial operation, LLC had fully amortized the asset prior to assignment.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted January 1, 2019 and retroactively applied to the periods presented. The Company generally recognizes revenues upon shipment of its products.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

Shipping and Handling

Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as part of sales revenue in the consolidated statements of operations.

Cost of Goods Sold

Cost of Goods Sold include the cost of stimulator, batteries, accessories and spare parts, device bags, labels, Shopify fees, strap material, and PayPal fees.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its inception until September 2019, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the September 2019 conversion, the Company was taxed as a corporation. The Company pays Federal and State income taxes at rates of approximately 21% and 6.5%, respectively, and has used an effective blended rate of 26% to derive at deferred tax assets. The Company has a net operating loss carryforward of $5,134,365 and $1,857,860 as of December 31, 2021 and 2020, respectively, together with GAAP to tax basis differences, resulted to a net deferred tax asset of $1,349,924 and $485,552 as of December 31, 2021 and 2020, respectively. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward, the Company has recorded a full valuation allowance to reduce the deferred tax asset to zero. As a result, the Company’s net effective tax rate was 0% for the years ended December 31, 2021 and 2020.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As of December 31, 2021 and 2020, there were no dilutive securities outstanding. The basic and dilutive earnings or loss per share data are provided in the consolidated statement of operations.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained net losses of $3,262,291 and $1,823,732 for the years ended December 31, 2021 and 2020, respectively, and has accumulated deficit of $6,023,769 as of December 31, 2021. The Company has not yet generated significant revenues and has negative cash flows from operating activities of $3,135,805 and $1,678,410 for the years ended December 31, 2021 and 2020, respectively. In addition, the Company faces significant economic uncertainty due to the COVID-19 pandemic and associated economic slowdown.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

NOTE 4:  DEBT INSTRUMENTS

The Company’s loans payable as of December 31, 2021 consist of:

Shopify loans	$313,863
Clearbanc loan	157,605
Loans payable	$471,468

Shopify Loans

In March and June 2020, the Company entered into accounts receivable loan agreements with Shopify Capital, Inc. Under the agreements, the Company received $195,000 and $310,000, respectively, and assigned $206,700 and $334,800, respectively, of Company’s future receivables. The daily payment is 17% of Company’s receivables, received through the Company’s Shopify ecommerce platform. The Company repaid these loans in full in 2020 and incurred $36,500 interest expense for the year ended December 31, 2020.

The Company had new accounts receivable loan agreement with Shopify Capital, Inc. on October 29, 2020. Under this agreement, the Company received $410,000 and assigned $463,300 of Company’s future receivables. The daily payment is 17% of Company’s receivables, received through the Company’s Shopify ecommerce platform. The Company recorded discount on this loan amounting to $53,300, to be amortized to interest expense over the life of the loan. The Company’s SMBA and other bank accounts associated with Shopify services accounts and all personal properties are used as collateral for this loan. As of December 31, 2020, the balance of this loan and unamortized discount amounted to $351,940 and $45,752, respectively. The Company repaid these loans in full in 2021 and incurred $45,752 and $7,548 of interest expense for the years ended December 31, 2021 and 2020, respectively.

On June 11, 2021, new accounts receivable loan agreement was entered into by the Company with Shopify Capital, having the same terms and conditions with the previous loan agreements. The Company received $350,000 and assigned $395,500 of Company’s future receivables, with daily repayment of 17% of Company’s receivables, received through the Company’s Shopify ecommerce platform. The Company recorded discount on this loan amounting to $45,500, to be amortized to interest expense over the life of the loan. Balance of this loan amounted to $18,863 and unamortized discount amounted to $2,452 as of December 31, 2021. Interest expense recognized on this loan amounted to $43,048 for the year ended December 31, 2021.

On October 26, 2021, the Company had new accounts receivable loan agreement with Shopify Capital, having the same terms and conditions with the previous loan agreements. The Company received $295,000 and assigned $333,350 of Company’s future receivables, with daily repayment of 17% of Company’s receivables, received through the Company’s Shopify ecommerce platform. The Company recorded discount on this loan amounting to $38,350, to be amortized to interest expense over the life of the loan. No payment was made as of December 31, 2021 on this loan and no interest expense was recognized for the year ended December 31, 2021. Balance of this loan amounted to $295,000 and unamortized discount amounted to $38,350 as of December 31, 2021.

Clearbanc Loan

On December 16, 2020, the Company entered into a loan agreement with Clear Finance Technology Corp. (Clearbanc), of which Clearbanc paid the Company’s bills for advertising expenses to Google and Facebook amounting to $242,346 and $82,654, respectively, for a total of $325,000. Under this agreement, the Company assigned $364,000 of Company’s future receivables which is due for payment to Clearbanc based on 20% of Company’s future receivables collected on a daily basis. The loan is not subject to any collateral. The Company recorded discount on this loan amounting to $39,000, to be amortized to interest expense over the life of the loan. As of December 31, 2020, balance of this loan and unamortized discount amounted to $325,000 and $39,000, respectively.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

On February 24, 2021, this loan was restructured, and the Company received additional loans of $150,000 after payment of $54,172 of principal on the loan. The new loan principal amount was $420,828 with a discount of $18,000. On April 28, 2021, the loan was again restructured, and the Company received an additional loan of $200,000 after a principal loan repayment of $156,005. The new loan principal amount was $464,823 with a discount of $24,000 to be amortized over the life of the loan.

The loan balance as of December 31, 2021 amounted to $157,605 and total interest expense recognized on this loan for the year ended December 31, 2021 amounted to $29,430. Unamortized discount as of December 31, 2021 amounted to $7,743.

PPP Loan

In May 2020, the Company obtained a Paycheck Protection Program (PPP) loan from American Express National Bank amounting to $48,182. The loan is subject to interest of 1% per annum and is payable in 18 monthly installments after a deferral of 6 months. Monthly payments are calculated on a 2-year amortization basis and the balance will be payable at its maturity date on April 21, 2022. Loan balance amounted to $48,182 as of December 31, 2020. The Company filed for loan forgiveness in accordance with the CARES Act provision and received the approval on April 8, 2021. The Company recognized this loan and interest accruing on the loan amounting to $437 as income from loan forgiveness in the consolidated statements of operations for a total of $48,620.

NOTE 5: STOCKHOLDERS’ EQUITY/(DEFICIT)

Capital Structure

The Company initially authorized 10,000,000 shares of common stock. These shares have been divided into 8,000,000 Class A Voting Common Stock, $0.0001 par value per share and 2,000,000 Class B Non-Voting Common Stock, $0.0001 par value per share.

On March 28, 2020, the Company amended its certificate of incorporation to increase its authorized common stock to 10,200,000, consisting of 8,000,000 Class A voting common stock, $0.0001 par value per share and 2,200,000 Class B non-voting common stock, $0.0001 par value per share.

On December 22, 2021, the Company amended its certificate of incorporation to amend its authorized stock to 9,150,000 shares of common stock, consisting of 6,920,000 shares of Class A voting common stock and 2,230,000 shares of Class B non-voting common stock, and 913,809 shares of preferred stock, designed as Series Seed Preferred Stock. Each with $0.0001 par value per share.

Class A voting common stock have voting rights, while Class B nonvoting common stock do not. The common stock is subject to the rights and preferences of common stock. Preferred stockholders are entitled to certain dilution protected dividend preference over common stockholders. Series Seed Preferred Stock have a liquidation preference of $2.7358 per share, with a total liquidation preference of $1,250,000 as of December 31, 2021. Series Seed Preferred Stock are convertible at the holders’ option into common stock at a dilution protected 1:1 conversion rate. Series Seed Preferred stock is subject to mandatory conversion if and upon an initial public offering. Series Seed Preferred Stock are entitled to one vote per share on an as-converted basis.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

Common Stock

During the year ended December 31, 2019, the Company executed an offering under Regulation CF through StartEngine platform and has issued 204,538 shares of Class B Common Stock in exchange for $489,330, of which $68,388 remained receivable from the subscribing shareholders as of December 31, 2019 and received during the year ended December 31, 2020. For the year ended December 31, 2020, an additional 232,399 shares of Class B Common Stock were issued for total gross proceeds of $660,515 and incurred offering costs of $149,066. The holders of Class B Common Stock issued in the Regulation CF campaign have no voting rights but are entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future.

On September 2, 2020, the Company undertook another stock offering under Regulation A for up to 1,610,305 shares of Class B Common Stock, plus up to 64,412 additional bonus shares, at $6.21 per share, for a maximum gross offering of $10,399,999. The Company is conducting this offering through StartEngine, who is entitled to a 7% cash commission as well as warrants to purchase up to 5% of the securities issued in the offering. As of December 31, 2021, the Company accumulated total gross proceeds of $1,3,691,062 for the issuance of 603,155 shares of Class B Common Stock. Committed subscriptions not yet received as of December 31, 2021 amounted to $73,284 and are recognized as subscriptions receivable in the consolidated balance sheets. The Company incurred total offering costs of $539,019 for the year ended December 31, 2021 related to this offering.

Preferred Stock

In December 2021, the Company issued 456,904 shares of its Series Seed Preferred Stock to an investor at $2.7358 per share, providing proceeds of $1,250,000.

Class B Common Stock Warrants

As discussed above, the Company granted Class B Common Stock warrants to StartEngine at 5% of securities issued in its Regulation A offering. Total stock warrants outstanding corresponding to 759,336 shares issued in the offering was 37,967 as of December 31, 2021. The warrants are exercisable at $6.21 price per share, expire after ten years, and are fully vested at the grant date.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

The Company valued these warrants using the Black-Scholes valuation method with the following inputs:

	December 31, 2021	December 31, 2020
Exercise Price	$6.21	N/A
Fair Value of Class B Common Stock	$6.21	N/A
Risk Free Interest Rate	1.20%	N/A
Expected Dividend Yield	0.00%	N/A
Expected Volatility	58.50%	N/A
Expected Life (years)	5.00	N/A
Fair Value per Warrant	$3.12	N/A

The total fair value of the warrants issued in 2021 was $118,418. During the year ended December 31, 2021, no Class B Common Stock warrants were exercised, and all 37,967 warrants remained outstanding as of December 31, 2021.

2021 Omnibus Incentive Plan

The Company adopted the 2021 Omnibus Incentive Plan (the “Plan”), as amended and restated. The Plan permits the grant of stock options to attract and retain employees and consultants. Under the Plan, the Company issues stock options having a term of up to ten years and a strike price of no less than fair market value of common stock. Stock option is subject to vesting restrictions determined on a case-by-case basis.

The Company has reserved 981,896 shares of common stock under the Plan. As of December 31, 2021, 68,096 shares of common stock were granted, 4,256 of which is exercisable, and 913,800 shares remained available for issuance under the Plan. A summary of options activities for the year ended December 31, 2021 is as follows:

	December 31, 2021		December 31, 2020
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	-	$-	-	$-
Granted	68,096	$2.42	-	$-
Exercised	-	$-	-	$-
Forfeited	-	$-	-	$-
Outstanding - end of year	68,096	$2.42	-	$-

Exercisable at end of year	4,256	$2.42	-	$-

Weighted average grant date fair value of options granted during year	$1.311		N/A

Intrinsic value of options outstanding at year-end	$258,084		N/A

Intrinsic value of options exercisable at year-end	$16,130		N/A

Weighted average duration (years) to expiration of outstanding options at year-end	9.67		N/A

Weighted average duration (years) to expiration of exercisable options at year-end	9.67		N/A

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The following inputs were used to value to the Company’s stock options:

	December 31, 2021	December 31, 2020

Risk Free Interest Rate	0.93%	N/A
Expected Dividend Yield	0.00%	N/A
Expected Volatility	58.50%	N/A
Expected Life (years)		N/A
Fair Value per Stock Option	$1.31	N/A

The Company calculated its estimate of the value of the stock compensation granted for the year ended December 31, 2021 under FASB ASC 718, and recorded compensation costs related to the stock option grants of $5,580. As of December 31, 2021, there is $83,694 of stock-based compensation to be recognized over the following 3.75 years.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company was capitalized with cash, inventory, accounts receivable, intangible assets, accounts payable and other obligations after inception from LLC in exchange for the shares of Class A Common Stock of the Company. The Company recorded these contributed assets at their verifiable book value. No goodwill or excess purchase price was allocated. Many of the most valuable assets contributed by LLC to the Company included customer lists, branding goodwill, patents and other intangibles that have no book value in these consolidated financial statements.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

The Company has loans from its key employees to secure working capital amounting to $576,525 and $620,416 as of December 31, 2021 and 2020, respectively. These loans bear 5% interest per annum starting January 1, 2020 and have no fixed maturity. The Company intends to repay these loans when prudent for the long-term health of the Company. For the years ended December 31, 2021 and 2020, the Company recognized interest expense of $28,826 and $28,826, respectively. Total accrued interest balance on these loans amounted to $57,652 and $28,826 as of December 31, 2021 and 2020, respectively, and recognized under accrued expenses in the consolidated balance sheets.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company entered into a new lease agreement with K and P Studios LLC for its office starting May 1, 2020 and on month-to-month lease for a monthly rent of $1,700.

Total rent expense recognized for the years ended December 31, 2021 and 2020 amounted to $41,008 and $41,008, respectively.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted the provisions of this standard in the year 2019 but did not have any impact since all leases are short-term in nature.

In October 2016, FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory”, which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company’s consolidated financial statements and disclosures.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement”, which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company’s consolidated financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through April 15, 2022, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

ITEM 8. EXHIBITS

EXHIBITS

1.1	Posting Agreement with StartEngine Crowdfunding, Inc. (1)

2.1	Certificate of Incorporation (2)

2.2	Amendment to Certificate of Incorporation (3)

2.3	Amended and Restated Bylaws (4)

2.4	Amended and Restated Certificate of Incorporation (5)

4.1	Form of Subscription Agreement (6)

6.1	StartEngine Secure Services Agreement (7)

6.2	Services Agreement with StartEngine Crowdfunding, Inc. (8)

6.3	Quotation Agreement (9)

8.1	Escrow Services Agreement (10)

(1)	Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465920067786/tm2018205d1_ex1-1.htm

(2)	Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465920067786/tm2018205d1_ex2-1.htm

(3)	Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465920067786/tm2018205d1_ex2-2.htm

(4)	Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465920067786/tm2018205d1_ex2-3.htm

(5)	Filed herewith.

(6)	Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465920067786/tm2018205d1_ex4-1.htm

(7)	Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465920067786/tm2018205d1_ex6-1.htm

(8)	Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465920067786/tm2018205d1_ex6-2.htm

(9)	Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465921026686/tm217632d1_ex6-3.htm

(10)	Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465920087478/tm2018205d4_ex8-1.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brooklyn, NY., on April 26, 2022.

FISHER WALLACE LABORATORIES, INC.

By:	/s/ Kelly Roman	Date: April 26, 2022
Kelly Roman, Chief Executive Officer,
Principal Executive Officer and Director

By:	/s/ Charles A. Fisher	Date: April 26, 2022
Charles A. Fisher, Chief Financial Officer,
Principal Financial Officer, Principal Accounting Officer and Director

By:	/s/ Simon Webster	Date: April 26, 2022
Director